SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: November 23, 2009

Press Release

Eltek Reports Q3 2009 Financial Results
Revenues increased 13% compared to Q2 2009

PETACH-TIKVA, Israel, November 23, 2009 (NASDAQ:ELTK) – Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, today announced its financial results for the third quarter of 2009 and the nine-month period ended September 30, 2009.

Revenues for the third quarter ended September 30, 2009 were $9.6 million, a 13% increase from the $8.4 million revenues recorded in the second quarter of 2009. The impact of the global economy slowdown is reflected in a 22% decrease in revenues compared with the third quarter of 2008, when the Company reached record revenues of $12.3 million.  Although our German subsidiary’s revenues improved in the third quarter after a major decline in the second quarter, the Company is continuing to closely monitor its operations, as it is uncertain as to when such operations will return to their former levels of activity.

Gross profit for the third quarter of 2009 was $1.4 million (15% of revenues), compared with gross profit of $1.3 million (16% of revenues) in the second quarter of 2009 and gross profit of $2.0 million (17% of revenues) in the third quarter of 2008.

Operating profit for the third quarter of 2009 was $40,000 compared with an operating loss of $118,000 in the second quarter of 2009 and an operating profit of $319,000 in the third quarter of 2008.

Net loss for the third quarter of 2009 was $73,000 or ($0.01) per fully diluted share, compared with a net loss of $183,000 or ($0.03) per fully diluted share in the second quarter of 2009 and a net loss of $21,000 or ($0.00) per fully diluted share in the third quarter of 2008.

First Nine-Months 2009:

Revenues for the first nine months of 2009 were $27.5 million, a decrease of 19% compared to revenues of $34.2 million for the first nine months of 2008.

Gross profit for the first nine months of 2009 was $4.4 million (16% of revenues) compared with gross profit of $4.8 million (14% of revenues) in the same period in 2008. Gross profit margins increased despite the decrease in revenues, mainly due to cost-cutting measures the Company has undertaken, especially in payroll and raw material consumption, and the positive impact of the higher U.S. dollar exchange rate in 2009 compared to 2008.

Operating profit for the first nine months of 2009 was $86,000 compared with an operating loss of $532,000 in the same period in 2008.

Net loss for the first nine months of 2009 was $151,000 or ($0.02) per fully diluted share, compared with a net loss of $1.2 million or ($0.17) per fully diluted share in the same period in 2008.

EBITDA:

In the third quarter ended September 30, 2009 Eltek had EBITDA of $537,000 compared with EBITDA of $411,000 in the second quarter of 2009, and $848,000 in the third quarter of 2008. In the first nine months of 2009, Eltek’s EBITDA was $1.6 million compared with EBITDA of $1.2 million in the same period in 2008.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the company’s results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations

Management Comments:

Arieh Reichart, President and Chief Executive Officer of Eltek commented: “The economic crisis took a toll on our business during the past year, but we have begun to see less volatility in the market and improving conditions in the German market influencing Kubatronik Leiterplatten GmbH, the Company’s subsidiary in Germany. We believe that our recently obtained AS-9100B quality certification will strengthen our position in the avionic and aerospace markets in the US and Europe and will assist us in attracting additional new projects with new and existing customers. We have already received orders from a European avionic conglomerate for new products. Moreover, we continue to see ripening of sales efforts in the US military market with regard to the ITAR (International Traffic in Arms Regulations) approval we received earlier this year”.

Amnon Shemer, CFO of Eltek, added: “During the third quarter of 2009, we continued our cost reduction plan, especially in payroll and raw material consumption. We must keep in mind that in the third quarter of 2008 the Company achieved record revenues, but although revenues were $2.8 million lower in this quarter, our net loss increased by approximately $50,000. This was achieved mainly as a result of our expense adjustments and the higher exchange rate of the dollar. In addition, we had lower finance expenses than in the comparable period mainly due to the impact of hedging transactions.”

“In the nine-month period ended September 30 2009, we repaid approximately $ 1 million to our banks. Encouraged by the increase in revenues we intend to approach our banks to increase their lines of credit to us, to cushion our financial position and to better position the Company for an anticipated recovery in the economy,” Mr. Shemer concluded.

About the Company

Eltek is Israel’s leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products. For more information, visit Eltek’s web site at www.eltekglobal.com.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek ltd.
Unaudited Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Revenues	9,552	12,310	27,471	34,156
Costs of revenues	(8,126)	(10,262)	(23,080)	(29,368)

Gross profit	1,426	2,048	4,391	4,788

Research and development income, net	0	100	0	100

Selling, general and administrative expenses	(1,386)	(1,829)	(4,305)	(5,420)

Impairment loss on goodwill	0	0	0	0

Operating profit (loss)	40	319	86	(532)

Financial expenses, net	(115)	(307)	(259)	(603)

Other income, net	0	1	4	1

Profit (loss) before income tax expenses	(75)	13	(169)	(1,134)

Income tax (expenses), net	15	0	(29)	0

Net profit (loss)	(60)	13	(198)	(1,134)

Net profit (loss) attributable to non controlling interest	(13)	(34)	47	(22)

Net loss attributable to shareholders	(73)	(21)	(151)	(1,156)

Earnings (loss) per share

Basic net loss per ordinary share	(0.01)	(0.00)	(0.02)	(0.17)

Diluted net loss per ordinary share	(0.01)	(0.00)	(0.02)	(0.17)

Weighted average number of ordinary shares
used to compute basic net loss per
ordinary share (in thousands)	6,610	6,610	6,610	6,610

Weighted average number of ordinary shares
used to compute diluted net loss per
ordinary share (in thousands)	6,610	6,610	6,610	6,610

Eltek ltd.
Unaudited Consolidated Balance Sheets
(In thousands US$)

	September 30,		December 31,
	2009	2008	2008

Assets

Current assets
Cash and cash equivalents	2,080	1,519	1,556
Receivables: Trade, net of provision for doubtful accounts	7,708	9,604	7,248
Other	367	324	229
Inventories	3,785	4,426	4,429
Prepaid expenses	228	353	181

Total current assets	14,168	16,226	13,643

Assets held for employees' severance benefits	1,416	1,362	1,166

Fixed assets, less accumulated depreciation	9,241	11,507	10,090

Goodwill	582	1,002	554

Total assets	25,407	30,097	25,453

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	6,013	6,515	5,898
Accounts payable: Trade	4,946	6,559	5,381
Related parties	599	696	561
Other	3,669	3,751	3,684

Total current liabilities	15,227	17,521	15,524

Long-term liabilities
Long term debt, excluding current maturities	2,847	2,978	2,607
Employee severance benefits	1,439	1,635	1,363

Total long-term liabilities	4,286	4,613	3,970

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000
shares, issued and outstanding 6,610,107 as of September 30,
2009, 6,610,107 as of September 30, 2008 and 6,610,107
as of December 31, 2008	1,384	1,384	1,384
Additional paid-in capital	14,328	14,328	14,328
Cumulative translation adjustment related to change in reporting currency	2,659	3,362	2,596
Cumulative foreign currency translation adjustments	325	178	268
Capital reserve	695	695	695
Accumulated deficit	(13,793)	(12,352)	(13,642)

Shareholders' equity	5,598	7,595	5,629
Non controlling interest	296	368	330

Total equity	5,894	7,963	5,958

Total liabilities and shareholders' equity	25,407	30,097	25,453

Non-GAAP EBITDA Reconcilliations	Three months ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2009	2008	2009	2008	2008

GAAP net loss	(73)	(21)	(151)	(1,156)	(2,446)
Add back items:

Financial expenses, net	115	307	259	603	826
Tax expenses (income)	(15)	0	29	0	0
Impairment loss on goodwill	0	0	0	0	379
Depreciation	510	563	1,458	1,705	2,224

Adjusted EBITDA	537	848	1,595	1,152	983